Exhibit 8.1

List of Significant Subsidiaries

(as of December 31, 2020)

Significant Subsidiaries	Jurisdiction of Incorporation	Ownership
Nam Tai Group Limited	Cayman Islands	100%
Treasure Champion Group Limited	British Virgin Islands	100%
Nam Tai Investment (Shenzhen) Co., Ltd.	People’s Republic of China, or the PRC	100%
Inno Consultant Company Limited	Hong Kong	100%
Triumph Commitment (Hong Kong) Limited (“TCHK”)	Hong Kong	100%
Zastron Electronic (Shenzhen) Co., Ltd.	The PRC	100%
Wuxi Zastron Precision-Flex Co., Ltd.	The PRC	100%
Nam Tai (Shenzhen) Technology Park Operations Management Co., Ltd.	The PRC	100%
Shanghai Nam Tai Business Incubator Co, Ltd.	The PRC	100%
Shenzhen Kaicheng Architecture and Decoration Co., Ltd. (“SZKC”) (10)	The PRC	100%
Nam Tai (Shenzhen) Consulting Co, Ltd.	The PRC	100%
Nam Tai (Dongguan) Real Estate Development Co., Ltd. (“NTDG”)	The PRC	100%